Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES	Nine Months Ended December 31,	Years Ended March 31,
(numbers in thousands)	2014	2014	2013	2012	2011	2010

EARNINGS (LOSS):

Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries; or income or loss from equity investees	(17,158)	(16,036)	(21,869)	(18,578)	(38,230)	(67,300)

ADD:
fixed charges	1,019	1,465	1,429	1,562	1,658	1,442
amortization of capitalized interest	—	—	—	—	—	—
distributed income of equity investees	—	—	—	—	—	—
your share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Total additions to earnings (loss)	1,019	1,465	1,429	1,562	1,658	1,442

SUBTRACT:
Interest capitalized in the period	20	27	36	17	26	43
preference security dividend requirements of consolidated subsidiaries, and	—	—	—	—	—	—
the minority interest in pretax income of subisidaries that have not incurred fixed charges. Equity investees are investments that you account for using the equity method of accounting.	—	—	—	—	—	—
Total subtractions from earnings (loss)	20	27	36	17	26	43

EARNINGS (LOSS) AS ADJUSTED	(16,158)	(14,599)	(20,476)	(17,033)	(36,598)	(65,901)

FIXED CHARGES:
interest expensed and capitalized	421	712	717	857	873	673
amortized premiums, discounts and capitalized expenses related to indebtedness an estimate of the interest within rental expense	598	753	712	705	785	769
perference security dividend requirements of consolidated subsidaries	—				—	—
Total fixed charges	1,019	1,465	1,429	1,562	1,658	1,442

RATIO OF EARNING TO FIXED CHARGES	N/A	N/A	N/A	N/A	N/A	N/A

COVERAGE DEFICIENCY	(17,178)	(16,063)	(21,905)	(18,595)	(38,256)	(67,343)